FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                      Report of Foreign Private Registrants

                        Pursuant to Rule 13a-16 or 15d-16

                     of the Securities Exchange Act of 1934

                         For the month of November, 2002

                           GRANITE MORTGAGES 02-2 PLC
                 (Translation of registrant's name into English)
                          Fifth Floor, 100 Wood Street,
                            London EC2V 7EX, England
                    (Address of principal executive offices)


                        GRANITE FINANCE TRUSTEES LIMITED
                 (Translation of registrant's name into English)
                         22 Grenville Street, St Helier,
                         Jersey JE4 8PX, Channel Islands
                    (Address of principal executive offices)


                         GRANITE FINANCE FUNDING LIMITED
                 (Translation of registrant's name into English)
                        35 New Bridge Street, 4th Floor,
                          Blackfriars, London EC4V 6BW,
                                     England
                    (Address of principal executive offices)




     Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F

                    Form 20-F.....X....Form 40-F.............

     Indicate by check mark whether the registrants by furnishing the information contained in this Form are also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                      Yes............No.......X...........

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.



                               GRANITE MORTGAGES 02-2 PLC


                               By:           /s/  Clive Rakestrow
                                    -----------------------------
                               Name:  L.D.C. Securitisation Director
                               No. 1 Limited by its authorized person
                               Clive Rakestrow for and on its behalf
                               Title:  Director
Date: 18 December 2002

                               GRANITE FINANCE FUNDING LIMITED


                               By:           /s/  Nigel  Charles Bradley
                                    ------------------------------------
                               Name:  Nigel Charles Bradley
                                      Title:  Director
Date: 18 December 2002

                               GRANITE FINANCE TRUSTEES LIMITED


                               By:           /s/  Richard Gough
                                    ---------------------------
                                    Name:  Richard Gough
                                    Title:  Director
Date: 18 December 2002

INVESTORS' MONTHLY REPORT
GRANITE MORTGAGES 02-2 PLC
Monthly Report re: Granite Mortgages 02-2 PLC, Granite Finance Trustees Limited and Granite Finance Funding Limited
Period 1 November 2002 - 30 November 2002

N.B. this data fact sheet and its notes can only be a summary of certain features of the bonds and their structure. No representation can be made that the information herein is accurate or complete and no liability is accepted therefor. Reference should be made to the issue documentation for a full description of the bonds and their structure. This data fact sheet and its notes are for information purposes only and are not intended as an offer or invitation with respect to the purchase or sale of any security. Reliance should not be placed on the information herein when making any decision whether to buy, hold or sell bonds (or other securities) or for any other purpose.


Mortgage Loans


Number of Mortgage Loans in Pool                         119,407

Current Balance                                  (pound)7,649,691,648

Last Months Closing Trust Assets                 (pound)8,013,369,015

Funding share                                    (pound)7,128,545,263

Funding Share Percentage                                  93.19%

Seller Share                                     (pound)521,146,385

Seller Share Percentage                                   6.81%

Minimum Seller Share (Amount)                    (pound)159,516,543

Minimum Seller Share (% of Total)                         2.09%



Arrears Analysis of Non Repossessed Mortgage Loans


                      Number            Principal         Arrears        By Principal (%)
                                         (pound)          (pound)

< 1 Month             118,451       7,590,567,696             0             99.23%

> = 1 < 3 Months        817            51,208,484        469,565             0.67%

> = 3 < 6 Months        109             6,409,468        146,676             0.08%

> = 6 < 9 Months        24              1,222,060         49,948             0.02%

> = 9 < 12 Months        5                233,415         15,656             0.00%

> = 12 Months            1                 50,525          1,064             0.00%

Total                 119,407       7,649,691,648        682,909           100.00%


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
Properties in Possession



                         Number        Principal        Arrears
                                        (pound)         (pound)

Total (since inception)          10       522,289        25,258

Properties in Possession                                    10

Number Brought Forward                                       9

Repossessed                                                  0

Sold                                                         3

Number Carried Forward                                       0

Average Time from Possession to Sale                  121 days

Average Arrears at Sale                           (pound)1,846

MIG Claims Submitted                                         2

MIG Claims Outstanding                                       0

Average Time from Claim to Payment                          69


Note: The arrears analysis and repossession information is at close of business for the report month




Substitution
                                          Number      Principal
                                                      (pound)

Substituted this period                         0     (pound)0

Substituted to date (since 26 March 2001) 134,117   (pound)8,887,570,092



CPR Analysis

                                       Monthly          Annualised

Current Month CPR Rate                  4.75%             44.26%

Previous Month CPR Rate                 4.51%             42.50%


Weighted Average Seasoning (by value) Months              29.09

Weighted Average Remaining Term (by value) Years          19.40

Average Loan Size                                 (pound)64,064

Weighted Average LTV (by value)                           76.60%



Product Breakdown


Fixed Rate (by balance)                                   31.30%

Flexible - Together (by balance)                          27.78%

Variable (by balance)                                     40.92%

Tracker (by balance)                                       0.00%

Total                                                    100.00%



Geographic Analysis


                      Number           % of Total           Value            % of Total
                                                           (pound)

East Anglia            3,179            2.66%            203,481,798            2.66%

East Midlands         10,576            8.86%            595,910,979            7.79%

Greater London        14,053           11.77%          1,350,935,545           17.66%

North                 18,684           15.65%            860,590,310           11.25%

North West            17,029           14.26%            911,843,244           11.92%

South East            18,762           15.71%          1,581,956,233           20.68%

South West             8,789            7.36%            595,910,979            7.79%

Wales                  5,389            4.51%            284,568,529            3.72%

West Midlands          8,636            7.23%            521,708,970            6.82%

Yorkshire             14,310           11.98%            742,785,059            9.71%

Total                 119,407          100.00%         7,649,691,648          100.00%



LTV Levels Breakdown


                                       Number             Value            % of Total
                                                         (pound)

< 10%                                    366               6,884,722            0.09%

> = 10% < 20%                           1,300             45,898,150            0.60%

> = 20% < 30%                           2,687            126,984,881            1.66%

> = 30% < 40%                           4,447            261,619,454            3.42%

> = 40% < 50%                           6,119            411,553,411            5.38%

> = 50% < 60%                           8,344            608,915,455            7.96%

> = 60% < 70%                          10,428            792,508,055           10.36%

> = 70% < 80%                          16,201          1,148,218,716           15.01%

> = 80% < 90%                          31,409          2,030,993,133           26.55%

> = 90% < 95%                          27,616          1,656,923,211           21.66%

> = 95% < 100%                         10,463            557,662,521            7.29%

> = 100%                                 27                1,529,938            0.02%

Total                                  119,407         7,649,691,648          100.00%



NR Current Existing Borrowers' SVR                        5.85%

Effective Date of Change                                 1 December 2001


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

Notes     Granite Mortgages 02-2 plc



                     Outstanding              Rating         Reference Rate     Margin
                                        Moodys/S&P/Fitch

Series 1

A1                      $650,000,000        Aaa/AAA/AAA         1.93%           0.11%

A2                    $1,150,000,000        Aaa/AAA/AAA         2.00%           0.18%

B                        $60,000,000         Aa3/AA/AA          2.19%           0.37%

C                        $88,000,000        Baa2/BBB/BBB        3.07%           1.25%

Series 2

A                (euro)1,100,000,000        Aaa/AAA/AAA         3.49%           0.19%

B                   (euro)41,000,000         Aa3/AA/AA          3.67%           0.37%

C                   (euro)53,000,000        Baa2/BBB/BBB        4.55%           1.25%

Series 3

A                 (pound)665,000,000        Aaa/AAA/AAA         4.16%           0.19%

B                  (pound)25,000,000         Aa3/AA/AA          4.34%           0.37%

C                  (pound)33,000,000        Baa2/BBB/BBB        5.22%           1.25%




Credit Enhancement

                                                                            % of Funding Share

Class B Notes ((pound)Equivalent)                      (pound)90,075,869        1.26%

Class C Notes ((pound)Equivalent)                     (pound)123,900,819        1.74%


Granite Mortgages 02-2 Reserve Fund Requirement        (pound)39,000,000        0.55%

Balance Brought Forward                                (pound)28,900,000        0.41%

Drawings this Period                                            (pound)0        0.00%

Reserve Fund Top-up this Period*                                (pound)0        0.00%

Excess Spread                                                   (pound)0        0.00%

Current Balance                                        (pound)28,900,000        0.41%



Funding Reserve Balance                                (pound)11,810,171        0.17%

Funding Reserve %                                          0.5%                  NA


*Top-ups only occur at the end of each quarter.
